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Exhibit 21.1

Phase Forward Incorporated

Subsidiaries of the Registrant

(as of February 19, 2010)

Name	Jurisdiction
Phase Forward Software SRL	Romania
Maaguzi LLC	United States (Indiana)
Waban Software Inc.	United States (Delaware)
Waban Software Private Limited	India
Clarix, LLC	United States (Delaware)
Clinsoft Limited	United Kingdom
Domain Software Solutions Limited	United Kingdom
Domain Manufacturing Corporation	United States (Delaware)
Domain Manufacturing SARL	France
Domain Solutions International Holdings, Inc.	United States (Delaware)
Lincoln Technologies, Inc.	United States (Massachusetts)
Phase Forward Belgium SPRL	Belgium
Phase Forward Europe Limited	United Kingdom
Phase Forward Japan KK	Japan
Phase Forward Pty Limited	Australia
Phase Forward SAS	France
Phase Forward Securities Corporation	United States (Massachusetts)
Phase Forward Software Services India Private Limited	India

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  Exhibit 21.1